09057042

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51938

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pristine Securities, LLC d/b/a Mastertrader.com

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7-11 South Broadway
(No. and Street)

White Plains	NY	10601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carol Irwin (914) 682-7613
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 27 2009
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jaime Annexy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pristine Securities, LLC d/b/a Mastertrader.com, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

CAROL J. IRWIN
Notary Public, State of New York
No. 01RI6027177
Qualified in Rockland County
Commission expires 06/28/2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRISTINE SECURITIES, LLC
D/B/A MASTERTRADER.COM

Financial Statements

December 31, 2008

(Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934 and Rule 1.10(g) of the Commodity Exchange Act)

PRISTINE SECURITIES, LLC
D/B/A MASTERTRADER.COM

Table of Contents
December 31, 2008

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

1375 Broadway
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

330 Fifth Avenue
Suite 1300
New York, New York 10001
212.686.2224
212.481.3274 (fax)

INDEPENDENT AUDITORS' REPORT

To the Member
Pristine Securities, LLC
d/b/a Mastertrader.com

We have audited the accompanying statement of financial condition of Pristine Securities, LLC d/b/a Mastertrader.com as of December 31, 2008, and related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pristine Securities, LLC d/b/a Mastertrader.com as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 24, 2009

PRISTINE SECURITIES, LLC
D/B/A MASTERTRADER.COM

Statement of Financial Condition
December 31, 2008

ASSETS	
Cash and Cash Equivalents	$ 430,990
Receivables from Clearing Broker - including clearing deposit requirement of $60,000	944,002
Notes Receivable - related party	362,000
Furniture and Equipment - net	9,211
Other Assets	7,585
	$ 1,753,788
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 212,846
Member's Equity	1,540,942
	$ 1,753,788

See notes to financial statements.

PRISTINE SECURITIES, LLC
D/B/A MASTERTRADER.COM

Statement of Income
For the Year Ended December 31, 2008

Revenues	
Commission income	$ 3,708,445
Service fees	1,081,478
Other income	69,292
	4,859,215
Expenses	
Clearance and commission charges	2,917,650
Management services - related party	639,000
Salaries and employee benefits	695,629
Education and event sponsorship	109,088
Exchange, regulatory, and filing fees	99,234
Professional fees	44,482
Miscellaneous office and other	54,210
Travel and entertainment	28,234
Telephone and internet fees	16,983
Depreciation	5,263
	4,609,773
Net Income	$ 249,442

See notes to financial statements.

PRISTINE SECURITIES, LLC
D/B/A MASTERTRADER.COM

Statement of Changes in Member's Equity
For the Year Ended December 31, 2008

Balance - January 1, 2008	$ 1,671,500
Capital Withdrawal	(380,000)
Net Income	249,442
Balance - December 31, 2008	$ 1,540,942

See notes to financial statements.

PRISTINE SECURITIES, LLC
D/B/A MASTERTRADER.COM

Statement of Cash Flows
For the Year Ended December 31, 2008

Cash Flows from Operating Activities	
Net income	$ 249,442
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	5,263
Increase (decrease) in cash flows as a result of changes in asset and liability account balances:	
(Increase) decrease in:	
Receivables from clearing broker	(276,663)
Other assets	4,927
(Increase) decrease in:	
Accounts payable and accrued expenses	(4,371)
Net cash used in operating activities	(21,402)
Cash Flows from Investing Activities	
Repayment of notes receivable - related party	30,000
Net cash provided by investing activities	30,000
Cash Flows from Financing Activities	
Capital withdrawal	(380,000)
Net cash used in financing activities	(380,000)
Decrease in Cash and Cash Equivalents	(371,402)
Cash and Cash Equivalents - beginning of year	802,392
Cash and Cash Equivalents - end of year	$ 430,990

See notes to financial statements.

1 - ORGANIZATION

Pristine Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Commodity Futures Trading Commission ("CFTC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA").

The Company earns commissions from the purchase and sale of securities on behalf of customers as an introducing broker. All transactions related to publicly traded equity and debt securities are cleared through another broker/dealer (the "Clearing Broker") on a fully disclosed basis and, therefore, the Company is exempt from SEC Rule 15c3-3.

The Company was incorporated on April 28, 1999 under the laws of the State of New York and maintains offices in White Plains, New York. The Company is a single member limited liability company whose sole member is Pristine Capital Holdings, Inc. ("PCH").

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. ***Cash and Cash Equivalents*** - For purposes of the Statement of Cash Flows, the Company considers all short term debt securities purchased with a maturity of three months or less as well as money market funds to be cash equivalents.

b. ***Revenue Recognition*** - Commissions on trades executed on behalf of customers related to securities traded on exchanges registered with the SEC or whose prices are reported by NASDAQ are recorded on a trade date basis as required by accounting principles generally accepted in the United States of America. Revenue from fees charged customers related to costs incurred by the Company for customer account fees are recognized when the costs are incurred.

c. ***Depreciation and Amortization*** - Property and equipment are stated at cost. Depreciation is computed over the estimated useful life of the assets, ranging from three to seven years, using the straight-line method.

   Costs incurred in the acquisition of the domain name and web site were capitalized and amortized, using the straight-line method, over three years. At December 31, 2008, all intangible assets have been fully amortized.

d. ***Income Taxes*** - The Company is a single member limited liability company that is treated as a disregarded entity for Federal and New York State income tax purposes. As such, PCH is required to report the Company's income or loss on its consolidated income tax returns. PCH has not provided for a tax sharing or benefit policy for allocating taxes, however, net operating losses are available to offset any income tax liability that may be allocated based on the Company's income. Accordingly, no provision for income taxes is included in the accompanying financial statements.

   The Company has elected to defer the application of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), an interpretation of FASB Statement No. 109, Accounting for Income Taxes (FASB 109), as permitted by FASB Staff Position FIN 48-3 (FSP FIN 48-3). FIN 48 is effective for the Company's annual financial statements for the fiscal period beginning January 1, 2009. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with FASB 109.

Continued

Although the Company is considered a pass-though entity for federal and New York State income tax purposes, FIN 48 is applicable. The Financial Accounting Standards Board has deferred guidance on the application of the provisions of FIN 48 as they relate to pass – through entities. However, certain taxing jurisdictions do not recognize the Company's income tax status as a pass-through entity. The Company's accounting policy for evaluating uncertain tax positions taken or expected to be taken in income tax return filings, should they arise, is based on its assessment of tax positions that have uncertainty as to the probability of being sustained upon examination by those jurisdictions. Therefore, the Company may be subject to income tax liability-related exposures and the anticipated more likely than not settlement of those exposures, which may result in potential future tax liabilities.

e. ***Use of Estimates*** - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 - Receivables From Clearing Broker

The clearing and depository operations for the Company's customers' securities transactions are provided by the Clearing Broker pursuant to a clearance agreement.

At December 31, 2008, the amount due from the Clearing Broker represents cash deposits maintained at the Clearing Broker including a clearing deposit of $60,000 and commission revenue earned as an introducing broker for its customers, net of clearing expenses.

The Company has agreed to indemnify the Clearing Broker for losses that they may sustain from the customer accounts introduced by the Company. Losses, if any, on customer accounts are recorded as an offset of commission income.

4 - Related Party Transactions

The Company has entered into an expense sharing agreement with PCH for services and common expenses which are shared, exclusive of payroll and related taxes. The agreement is on a month to month basis, and can be terminated by either party at any time. For the year ended December 31, 2008, $639,000 was charged to operations under this agreement.

PCH borrowed funds from the Company which are summarized as follows:

- Note receivable issued December 2004 in the original amount of $250,000. In 2006, the non-interest note was amended. Aggregate principle payments received through December 31, 2007 were $58,000. Total payments of $30,000 were received during the year ended December 31, 2008. At December 31, 2008, the remaining principle balance of $162,000 is payable on demand.
- Non-interest bearing note receivable issued June 2005 in the amount of $200,000. No principle payments have been received. At December 31, 2008, the principle balance of $200,000 is payable on demand.

The Company has a sponsorship arrangement with Pristine Services, a related company, to provide for education and training seminars to its customers. The arrangement is on a quarterly basis, and can be terminated by either party at any time. For the year ended December 31, 2008, $100,000 was paid to Pristine Services and charged to operations under this agreement.

Continued

5 - Property and Equipment

At December 31, 2008, property and equipment is comprised of the following:

Domain names	$ 18,400
Furniture	15,790
Website design	4,500
Telephone system	1,150
	39,840
Less: Accumulated depreciation and amortization	30,629
	$ 9,211

Depreciation of property and equipment for the year ended December 31, 2008 amounted to $5,263.

6 - Concentration

The Company maintains cash balances at a financial institution subject to Federal Deposit Insurance Corporation ("FDIC") regulations. Cash in banks are insured up to $250,000 per institution by the FDIC through December 31, 2009. At times, amounts on deposit exceed the FDIC insurance limit of $250,000. As of December 31, 2008, the Company's cash balances on deposit exceed insured limits by $199,279.

7 - Net Capital Requirement

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission ("SEC") Rule 15c3-1 and the CFTC Regulation 1.17. The SEC Rule 15c3-1 and the CFTC Regulation 1.17 requires that the Company maintain minimum net capital, as defined, and aggregate indebtedness and debt-to-debt equity ratios. At December 31, 2008, the Company had net capital, as defined, of $1,135,573 which was $1,090,573 in excess of its required net capital of $45,000 and the Company's net capital ratio was 0.19 to 1.

At December 31, 2008, the Company was in compliance with the requirements of SEC Rule 15c3-1 and CFTC Regulation 1.17.

8 - Off-Balance-Sheet Risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Broker monitor collateral on the customers' accounts.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

PRISTINE SECURITIES, LLC
D/B/A MASTERTRADER.COM

Supplementary Information - Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission and CFTC Regulation 1.17
December 31, 2008 — *Schedule I*

COMPUTATION OF NET CAPITAL	
Total member's equity qualified for net capital	$ 1,540,942
Deductions:	
Non-allowable assets - assets not readily convertible to cash:	
Receivables from brokers - other	14,013
Receivables from affliates	362,000
Property and equipment	9,211
Other assets	7,585
	392,809
Net capital before haircuts	1,148,133
Haircuts on securities	12,560
Net Capital	$ 1,135,573
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Computation of Aggregate Indebtedness:	
Accounts payable and accrued expenses	$ 212,846
Minimum Net Capital Requirement - 6.67% of adjusted aggregate indebtedness	$ 14,197
Net Capital Requirement Under SEC Rule 15c3-1 and CFTC Regulation 1.17 - greater of minimum net capital requirement or $45,000	$ 45,000
Net Capital in Excess of SEC Rule 15c3-1 and CFTC Regulation 1.17 Requirement	$ 1,090,573
Percentage of Aggregate Indebtedness to Net Capital	19%
Ratio of Aggregate Indebtedness to Net Capital	0.19 to 1

There were no differences noted between the computation of net capital under Rule 15c3-1 of the Securities Exchange Act of 1934 as reported above and as contained in the unaudited FOCUS report dated January 27, 2009 as filed by the Company.

Supplementary Information - Computation For Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2008 *Schedule II*

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2008 in accordance with Rule 15c3-3(k)(2)(ii).

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

1375 Broadway
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

330 Fifth Avenue
Suite 1300
New York, New York 10001
212.686.2224
212.481.3274 (fax)

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 AND CFTC REGULATION 1.16

To the Member of
Pristine Securities, LLC
d/b/a Mastertrader.com

In planning and performing our audit of the financial statements of Pristine Securities, LLC d/b/a Mastertrader.com (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17

2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations there-under, and the segregation of funds based upon such computations

3. The daily computations on the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

Continued

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to previously, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2008, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the CFTC, the Financial Industry Regulatory Authority ("FINRA"), National Futures Association ("NFA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 24, 2009